SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 3
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HYPERION SOLUTIONS CORPORATION
(Name of subject company (Issuer))

ORACLE CORPORATION
HOTROD ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	44914M104
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.
Senior Vice President, General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
William M. Kelly, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,284,098,267	$100,822
(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock of Hyperion Solutions Corporation at a purchase price equal to $52.00 per share and 59,178,935 shares issued and outstanding, outstanding options with respect to 6,976,971 shares (with a weighted average exercise price of $26,67) and outstanding restricted share units with respect to 578,211 shares, in each case as of February 27, 2007, as represented by Hyperion Solutions Corporation.

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$100,822	Filing Party:	Oracle Corporation, Hotrod Acquisition Corporation
Form of Registration No.:	Schedule TO	Date Filed:	March 9, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed on March 9, 2007 (the “Schedule TO”) and relates to the offer by Hotrod Acquisition Corporation, a Delaware corporation (the “Purchaser”) a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all outstanding shares of Common Stock, par value $0.001 per share, and the associated preferred stock purchase rights (together, the “Shares”) of Hyperion Solutions Corporation, a Delaware corporation (“Hyperion”), at a purchase price of $52.00 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 9, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 8 and 11. Interest in Securities of the Subject Company; Additional Information.

Items 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The initial period of the Offer expired at 5:00 p.m., New York City time, on Friday, April 13, 2007. According to Citibank, N.A., the depositary for the Offer, as of 5:00 p.m., New York City time, on Friday, April 13, 2007, 55,440,647 Shares were tendered pursuant to the Offer and not withdrawn (including 5,535,400 Shares which were tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase), representing approximately 91.7% of all outstanding Shares. The Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn.

On April 13, 2007, Oracle announced the results of the Offer and commencement of a subsequent offering period for all remaining untendered Shares expiring at 5:00 p.m., New York City time, on Wednesday, April 18, 2007. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the Offer of $52.00 per Share in cash, without interest thereon, less any required withholding taxes. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. A copy of the press release announcing results of the offer and commencement of the subsequent offering period is filed as Exhibit (a)(5)(iv) hereto.

Pursuant to the Merger Agreement, each Director of Hyperion, other than Mr. Maynard Webb and Ms. Terry Carlitz, submitted letters of resignation from the board of directors of Hyperion and each of its subsidiaries effective as of April 14, 2007. On April 14, 2007, the Board of Directors of Hyperion appointed Messrs. Lawrence I. Ellison, Jeffrey O. Henley, Charles E. Phillips, Jr., Daniel Cooperman and Eric R. Ball and Ms. Safra A. Catz as directors of Hyperion. Such individuals were designated for appointment as directors by Oracle pursuant to the Merger Agreement, and their appointment provides Oracle with majority representation on the Board of Directors of Hyperion.”

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(iv) Press release issued by Oracle on April 13, 2007.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2007

HOTROD ACQUISITION CORPORATION

By: /s/ Daniel Cooperman
Daniel Cooperman
President and Chief Executive Officer

ORACLE CORPORATION

By: /s/ Daniel Cooperman
Daniel Cooperman
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(5)(iv) Press release issued by Oracle on April 13, 2007.